UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date October 17, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director

Technical Report on the

Mineral Resource Estimate

for the
Dolores Property,
Chihuahua, Mexico

June 9, 2006

An internally prepared, NI 43-101 format report.

Minefinders Corporation Ltd.
Mark H. Bailey, MSc., P.Geo

LIST OF TABLES

PAGE

LIST OF FIGURES

PAGE

3.0 SUMMARY

Minefinders Corporation has prepared an updated resource calculation consistent with previous audited resource calculations for the Dolores deposit, in order to incorporate new drill results into the resource. We are presenting a non-independent report in the format of NI 43-101 in an effort to provide complete and up-to date information for our stakeholders.

Mineralization is related to a series of 330° trending structures, dipping – 60° West to vertical. The higher-grade mineralization is associated with hydrothermal breccias along the structures. Lower grade mineralization forms a halo around the high-grade zones.

Substantial metallurgical testwork has been carried out as part of an extensive feasibility study and engineering review. Recoveries for the heap leach are estimated to be 56% to 79% for Au and 46% to 71% for Ag.

Sampling and core logging procedures used by Minefinders are carried out according to standard industry practice, and have been extensively and favorably reviewed by independent auditing engineering firms.

Minefinders has a QA/QC protocol, designed by an independent geochemist consultant and refined over several years, which includes the addition of standards and blanks into the assay stream, along with typical laboratory check assay procedures. The QA/QC protocols have been reviewed favorably by several auditing engineering firms. The drill database for the Dolores project is maintained digitally in industry-standard Gemcom Software, and has been extensively reviewed by independent engineering firms.

In April 2006, Minefinders completed an update to the October 2004 Mineral resource estimate for the Dolores project. The techniques and parameters used for this estimate were identical in all respects with the October 2004 resource estimate audited by Roscoe Postle Associates (RPA), with the following exceptions:

- The drill database includes 97 additional drillholes completed after the close of the database for the October 2004 resource.
- The solids models were updated to account for the additional drilling.
- The vertical extent of the block model was extended an additional 100 meters, from the original 1800 through 1100 meters elevation to the current 1800 to 1000 meters elevation, to include deep drilling within the breccia pipe area.

The estimate was carried out using a block model constrained by 3D solids constructed with Gemcom software. Block grade estimation was performed using inverse distance to the fifth power weighting (ID5). Composites were capped to 30 g/t Au and 1,000 g/t Ag prior to grade estimation. Average density used for tonnage estimation was 2.55 t/m3. For the purpose of geological modeling and application of a cut-off grade, Au and Ag grades were rendered into a Au equivalent grade (AuEq) calculated at a Au:Ag ratio of 1:75 based on prices of $300 per ounce of gold and $5.00 per ounce of silver and metallurgical

recoveries of 87.5% for gold and 75% for silver.

Solid models based on AuEq grade and structural interpretation were constructed in Gemcom and used to constrain the grade estimation. Two sets of solids were generated: one for the high-grade zone of good structural preparation and, and the other representing a lower grade microstructure and alteration halo around the high-grade zones. Nominal cut-offs of 0.2 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high-grade zones were used. Grade was interpolated into the blocks using inverse distance to the fifth power weighting (ID5). The maximum search distances as determined by variograms were 150 m in the strike direction (150°-330°), 120 m up and down dip (-85° southwest), and 60 m across strike. Searches were limited to a minimum of 3 and maximum of 8 composites for each block, and maximum of 2 composites from any one drillhole.

In RPA's opinion, the ID5 block model provides a reasonable estimate of Mineral Resources at Dolores. (RPA 2004)

The criterion used for applying resource classification was the anisotropic distance to the nearest composite. Blocks within 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 m and 35 m from a composite, while Inferred blocks are between 35 m and 90 m from the nearest composite. This classification was based on high-grade indicator variography by engineers from Pincock, Allen and Holt (PAH 2002), and was determined to be appropriate and reasonable upon review by RPA (RPA 2004).

The estimated measured and indicated resources at Dolores at a 0.3 gpt cutoff are 118.4 million tonnes containing 3.06 million ounces of gold and 149 million ounces of silver. Inferred resources are estimated at 33.8 million tonnes containing 667,000 ounces of gold and 27.7 million ounces of silver.

RPA (RPA 2004) stated the opinion that the techniques used for estimation of the Mineral Resource estimate meets the definitions of Measured, Indicated and Inferred Mineral Resources as stated by NI 43-101 and defined by the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by the CIM Council on August 20, 2000. The current resource has not been audited by an independent party, but the techniques employed are wholly consistent with those used in the previously audited resource.

4.0 INTRODUCTION AND TERMS OF REFERENCE

Minefinders Corporation initiated this report as a follow-up to the resource 43-101 report completed by Roscoe Postle and Associates in November of 2004. The resource estimation included in this report includes the results of data from 97 additional drillholes, adjustment to the solids model to account for new drill data, and an adjustment to the block model dimensions to accommodate additional drilling, but is otherwise technically identical to the estimation referred to in the RPA report.

Information contained in this report is derived from several sources. Geochemical data used in preparation of the resource calculation comes from Chemex Laboratories and Inspectorate Laboratories. Metallurgical data was generated by McClelland Laboratories, and compiled by M3 and Kappes Cassiday & Associates.

Tench C. Page MSc., VP Exploration, Thomas Matthews, Bsc, Geologist, who were the two principal preparers this report have both spent extensive time on site at the Dolores project, beginning in 1995 and 1996, respectively. Mark H. Bailey, MSc., P.Geol., the Qualified Person with overall responsibility for this report and all Minefinders reporting, has also visited the property on numerous occasions, beginning in 1994.

5.0 DISCLAIMER

This section is left intentionally blank.

6.0 PROPERTY DESCRIPTION AND LOCATION

Property Description and Location can be found in M3's Technical Report, which was filed on Sedar on 27 July 2005. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

7.0 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Information on the Accessibility, Climate, Local Resources, Infrastructure, and Physiography can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

8.0 HISTORY

The section on History can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

9.0 GEOLOGICAL SETTING

The geological setting can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

10.0 DEPOSIT TYPES

The section on Deposit Types can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

11.0 MINERALIZATION

The section on Mineralization can be found in M3's Technical Report. Per Form 43-101F Technical Report instructions, this section is not required to be included if it is part of a previously filed Technical Report and if the information contained therein has not changed.

12.0 EXPLORATION

During 1994 and 1995 Minefinders initiated preliminary mapping and sampling to evaluate the property. Since 1995 the property has undergone significant exploration and work has included more than 13,000 surface and underground rock chip samples. Detailed geological mapping covered six km^2 and reconnaissance-level mapping and sampling were expanded over an additional 12 km^2. Geophysical surveys included 14.9 km of Induced Polarization, resistivity, and magnetic surveys. The results of these surveys are consistent with the geologic interpretation for mineralization at the project but are not considered material to the resource estimates.

13.0 DRILLING

The drilling database, at the time of the November 2004 RPA report, contained data for 218 RC (40,740 m) and 347 diamond drill holes (95,366 m), totaling 136,106 m. This total includes two lost holes, six holes drilled as water wells or for geotechnical purposes, and three twin holes.

As of the generation of the April 2006 resource estimation, the drilling database contained data for 218 RC (40,740 m) and 444 diamond drill holes (121,818 m), totaling 162,558 m. This total includes three lost or replaced holes, 4 holes drilled as water wells, 23 condemnation and 18 geotechnical drillholes, and two twin holes.

Drill hole orientations are generally perpindicular to the strike of the overall structural trend of the deposit and mineralization, with various angles ranging from shallowly up-dip (+20° West) thru vertical (-90°) to –30° East. (See map in appendix C.)

14.0 SAMPLING METHOD AND APPROACH

Reverse Circulation (RC) drill samples are taken every 1.52 m (5 feet). Samples are drilled and split dry when possible. If drilled with water, the sample is wet split by rotary splitter and flocculent is added and the sample is allowed to sit to settle the fines. Two 10

kg to 30 kg samples are collected with one sent for assay and one kept on site for reference. Chips from the sample are put into plastic chip trays, logged, and stored on site.

Diamond drill core is logged, photographed and sampled in a secure building. Sampling length is variable as it is based on lithology and mineralization but is nominally 2 m in length. The core is split by a core splitter with one-half retained for reference.

Most of the accessible underground workings have been sampled. Workings parallel to the structural trend of the deposit, 330°, were sampled with a continuous chip sample across the back at 5 m intervals. Sample lengths average 2 m but occasionally up to 4 m in length. All other workings were sampled continuously along the ribs with 2 m lengths.

Over 13,000 surface rock samples have been taken, with 9,882 as continuous 5 m samples along road cuts or lines perpendicular to the deposit trend. These samples have been used to project mineralized envelopes to surface but not to interpolate grade into blocks.

In RPA's opinion sampling procedures and core logging are being carried out according to standard industry practices. (RPA 2004)

15.0 SAMPLE PREPARATION, ANALYSES AND SECURITY

Samples for analyses are picked up at the drill camp by the laboratory: Bondar-Clegg, ALS Chemex Laboratories (Chemex) or Inspectorate and, depending on the destination laboratory, driven to either Chihuahua, Durango or Hermosillo to undergo crushing and pulverizing. Following sample preparation, the pulps were flown to either Reno or Vancouver for analysis.

For all rock samples, RC and core samples the samples are pulverized. Using a 1 kg pulp, gold is determined by standard one-assay ton fire assay methods using atomic absorption (AA) finish. Silver analyses are determined by AA methods following multi-acid digestion (aqua-regia digestion prior to 2001, see below). Samples > 1,000 ppb Au or >100 g/t Ag (>3,000 ppb Au or >200 gpt Ag in 2005) are rerun with another split from the original pulp using fire assay methods with gravimetric finish.

During 2001, Minefinders discovered that silver grades may have been underreported by the aqua-regia digestion method due to the presence of silver halides. After initial check assays using multi-acid digestion techniques indicated an increase in silver assays, Minefinders undertook an extensive reanalysis program of previous samples. About 8,880 samples were reanalyzed based on those samples that were runs of >10 g/t Ag or >5 g/t Ag associated with significant gold. New splits were taken from previously prepared pulps. It was found that the oxidized material returned a significant increase in silver grades (58.8%), with a 22% increase for mixed oxide-sulfide samples and 19.2% increase for sulfide samples (PAH 2002). PAH also noted the samples analyzed by fire assay showed good correlation with the multi-acid results.

For the purpose of compositing the Ag samples for the resource estimation, the gravimetric data is used first, then multi-acid digestion and then aqua-regia, if neither of the two other methods is available. For Au, the AA is used first, and gravimetric assays for any samples greater than 10 g/t.

15.1 QA/QC

A quality assurance / quality control (QA/QC) program has been in place on the project since 1996. The QA/QC program for Dolores is designed to monitor the assay labs to ensure proper sample preparation and unbiased, consistent reporting of sample grades.

The blanks program is used to test for proper cleaning of equipment and workmanlike practices in the sample prep lab. A combination of lab reanalysis and standards are used to ensure consistent reporting of sample grades, and entire sections of drillholes are reanalyzed when standards or checks are found to be out of range.

Only limited second lab analysis of data has been done, as second half splits of drill material have been extensively used for metallurgical sampling.

15.2 Standards

One of every 25 samples is a standard consisting of one of three standards prepared in 1997 from Dolores mineralized material. Minefinders personnel review the standards assays as they are received and flag any that are outside of acceptable limits. When necessary, individual or entire batches of samples are rerun. Up to late 2002, three standards, D1, D2, and D3, representing three different grade ranges, were prepared by Minefinders and used at Dolores. In 2002, a new set of commercially prepared standards were created by Inspectorate Laboratories, using material from the property. Ongoing standards checks use these new standards.

RPA reviewed Minefinders' records for standards assays for the period 2000 to 2003 and confirms that, for the most part, they are within acceptable limits. (RPA 2004). Standards were run at two labs, Inspectorate and Chemex. RPA notes that there are a significant number of out-of-spec assays but that the errors appear to be unbiased. In terms of the number of out-of-spec assays, Inspectorate appears to have marginally out-performed Chemex.

Minefinders review of standards data for 2004-2005 drilling shows more consistent results with the newer standards than were observed with the older standards, particularly the D3 standard, which showed high variability.

Figure 15.1 – 2004-2005 Assay Standards


2004-2005 Standards
180
160
140
120
100
80
60
40
20
0
0
200
400
600
800
1000
1200
Gold Assay (ppb)
Standard1
Standard2

In RPA's opinion, Minefinders' protocol for treatment of standards assays conforms to accepted industry practice. (RPA 2004)

15.3 Blanks

Over the course of several years of exploration drilling, blanks were usually routinely submitted with the field samples, and are presently submitted as part of the QA/QC protocol. This blank material was generally made up from overburden from the upper portion of the holes. Blanks are also entered into the sample stream at the labs. Minefinders personnel monitor the blank assays and if unexpected results are returned, request reruns of individual assays or entire batches. RPA reviewed blank data collected through the first half of 2003 and did not find any results that caused concern.

Minefinders ongoing review of Blanks for the 2004-2005 drill campaign does not show any results that cause concern.

15.4 Duplicates

Two types of duplicate samples are routinely run. First, the labs prepare and run pulp duplicates with every batch of samples, and second all samples over 1.0 g/t Au (3.0 g/t Au in 2004-2005) are re-run from a new split of the pulp using fire assay with a gravimetric finish.

RPA inspected two suites of lab duplicate assay results from 2002-2004 comprising paired Au and Ag analyses run using AA, fire assay with gravimetric finish, or ICP

methods. The first set of data was take from 2002 and the first half of 2003, while the second set was taken in the latter portion of 2003 and early 2004.

For the first data set, the Ag duplicates are routinely within acceptable limits but a very large proportion of the data are low grade. Of the assay pairs above 25 g/t Ag, only two differ by more than 10%. Assay scatter for Au, as is usually the case, is significantly greater than for Ag but still within acceptable limits. Of the total of 431 Au pairs, 87% were observed to differ by less than 25% of the pair mean. The Au assay values also tend to be quite low, as only 71 pairs average above 0.5 g/t Au. Of these 71 pairs, 15 (or approximately 21%) of the pairs differ by more than 25% of the mean of the pair. Seven of these "high-grade" pairs differ by more than 50%. In RPA's opinion, this is a relatively high degree of scatter for assays from the same pulp, although it is not unusual for a deposit of this type. The duplicate results indicate that a high degree of close-range variability should be expected and this will impact the confidence level of block grade estimates. In RPA's opinion, this is typical of deposits similar to Dolores.

The second data set comprises 318 Ag pairs and 385 Au pairs and displays somewhat less scatter than the 2002-2003 data. A total of just over 80% of Ag pairs differ by 10% or less. Of the pairs that differ by more than 10%, only one is a pair for which the mean grade was greater than 20 g/t Ag. For Au, 44 pairs average over 0.5 g/t Au and of these, only 3 differ by more than 25%. Differences between pairs of assays for both datasets were observed to be unbiased.

For the latest stage of drilling, including 2004-2005 data, three sets of Duplicate data have been reviewed, MA-AA silver duplicates, FA-AA gold duplicates, and FA-Gravimetric gold duplicates. In each case, there is excellent agreement between the data sets, with very high correlation and no observable bias.

Figure 15.2: Silver Duplicate QA/QC Data


2005 Ins Silver Duplicate Data Pairs
1000
100
10
0.1
0.1
10
100
1000
Original Values
Silver Duplicate Data Pairs

Table 15.1: 2005 Inspectorate Silver Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppm)	0.1	0.1
Maximum (ppm)	490	510
Mean (ppm Ag)	13.9	13.8
Correlation	0.997	
Count (n)	397	

Duplicate silver analyses show a very orderly, unbiased behavior and excellent correlation.

Fire assay / Multi-Acid Digestion sample pairs are unavailable for silver because the maximum reported MA silver grades are typically 200 ppm Ag and fire assays are only completed for overlimit silver assays.

Figure15.3 : Duplicate Gold QA/QC Data


Duplicate Au Data, INS 2005
100000
10000
1000
100
10
1
1
10
100
1000
10000
100000
Original Value
Series1

Table 15.2: 2005 Inspectorate Gold Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppb)	0	5
Maximum (ppb)	10,540	25,958
Mean (ppb Au)	407.6	458.5
Correlation	0.807	
Count (n)	605	

Two high grade outliers skew the correlation of this data set. FA/AA can be unreliable for very high grade gold assays, which is one reason the laboratory recommends Gravimetric reanalysis for overlimit gold samples. Even with these outliers, the data set shows an unbiased strong correlation.

Figure 15.4: Gold Fire Assay AA / Fire Assay Gravimetric Data Pairs



INS 2005 AA-FA Data Pairs
1000000
100000
10000
1000
100
100
1000
10000
100000
1000000
AA (Original)
AA-FA Data Pairs

Table 15.3: 2005 Inspectorate Gold Gravimetric / AA Duplicates

Parameter	Initial Value	Reanalysis
Minimum (ppb)	1153	410
Maximum (ppb)	287,465	316,245
Mean (ppb Au)	13,197	13,852
Correlation	0.995	
Count (n)	74	

This data set contains one outlier value. Subsequent Gravimetric reanalysis of the outlier produced a gold grade very close to the original FA/AA value. It is unknown whether the outlier is a data entry error at the lab or an example of nugget effect. With the exception of this outlier, the data are unbiased and show excellent agreement.

Inter-laboratory checks were carried out in early years of the drill program and during the silver re-assay program and the results are reported to be within acceptable limits (PAH 2002).

15.5 Discussion

The QA/QC program has been useful in confirming the results reported by assay laboratories at Dolores, as well as in pinpointing individual cases where follow-up and additional work have been justified.

The QA/QC program has been found to be consistent with industry standards during the course of several engineering reviews, and it provides a very high confidence level for the assay data at the Dolores project.

16.0 DATA VERIFICATION

Minefinders periodically reviews the Dolores database to ensure the accuracy and reliability of data entry and data loading, with particular emphasis on collar and downhole surveys and the loading of assay data, and a view toward keeping our data entry workflow clean, well-documented, and effective. Independent audits of the database have been carried out by several workers, and have generally been positive.

17.0 ADJACENT PROPERTIES

There are no adjacent properties as defined by NI 43-101.

18.0 MINERAL PROCESSING AND METALLURGICAL TESTING

There are no substantative changes to the Metallurgical testing information presented in the April 11, 2006 KCA report, and repeated below. (KCA, 2006)

A detailed metallurgical testing program was completed. An additional series of column leach tests on andesite and latite oxide, mixed and sulfide ores are presently in-progress at McClelland Laboratories. The recoveries and reagent consumptions were based on an extensive review of test results by M3, McClelland, Minefinders and KCA, and documented by M3 in their bankable feasibility study. KCA has reviewed the previous metallurgical testing and the partial results of the on-going column tests. In KCA's opinion the recoveries and reagent consumptions used are justifiable. For the feasibility study, KCA accepts the estimated ultimate recoveries and reagent consumptions as identified in the M3 bankable feasibility study. The recoveries and consumptions used are as follows:

Table 18.1: Gold and Silver Recoveries by Ore Type (KCA 2006)

Ore Type	Gold Recovery, %	Silver Recovery, %
Oxide – All Lithologies	79%	46.0%
Mixed – All Lithologies	79%	51.5%
Sulfide, Hi Grade – All Lithologies	65%	71.0%
Sulfide, Lo Grade – All Lithologies	56%	55.0%

Manganese Oxide – Latite	78%	21.0%
Manganese Mixed – Latite	78%	31.5%
Weighted Average - Based on Feb 2006 Mine Production Schedule	73.9%	51.3%

(Note: Latite containing Manganese Oxide shows reduced silver recoveries, but is a minor component of the deposit, less than 5% by weight).

The cyanide consumption in the column leach tests ranged from 4 to 5.4 kg/t. The high cyanide consumptions were partially due to long leach times utilized in the column tests. The 0.4 kg/t cyanide consumption was estimated by M3 and McClelland Laboratories, Inc. based on a review of existing commercial heap leach operations processing similar material. KCA agrees that the high cyanide consumptions in the column tests were partially due to the long leach times.

Compacted permeability tests were conducted on residues from the column leach tests conducted at a crush size of 6.3 mm. These tests show excellent permeability at heap heights up to 100 meters. Therefore, no agglomeration should be required.

Testwork to determine crushing work indices and abrasion indices was completed. Average crushing work indices ranged from 3.8 kWh/t for oxide andesite to 15.4 kWh/t for sulfide latite. Overall average crushing work index for the ore body is approximately 6.3 kWh/t.

Abrasion indices were determined by paddle abrasion tests. Abrasion indices are dependent on lithology. The abrasion indices on andesite materials averaged 0.116 while those on latite materials averaged 0.679. Metso Minerals classifies the andesite material as "acceptable" and the latite material as "abrasive". The abrasion indices are used to estimate crusher liner consumption.

19.1 MINERAL RESOURCE ESTIMATES

Minefinders completed an updated mineral resource estimate in April 2006. The parameters for this mineral resource estimate were exactly the same as the parameters used for the NI 43-101 compliant resource estimate audited by RPA (Report of November 16, 2004) with the following exceptions:

- The current resource estimate includes the results of 97 additional drillholes which had not been completed for the October 2004 estimate.
- Solids models were edited and adjusted to incorporate new information provided by drilling subsequent to the October 2004 estimate.
- The block model was expanded to include material from 1000m to 1100m elevation (previous minimum block model elevation was 1100 meters) to allow for inclusion of data and resource from drilling below 1100 meters elevation.

The April 2006 model shows modest increases in tonneage and contained metal over the October 2004 model. (On the order of 18% increase in tonnes and 12% increase in grade.) These increases are due to the impact of new drilling intersecting additional areas of mineralization, extending previously intersected mineralization along strike and downdip, and in certain cases the intersection of higher grades on infill drilling of certain structures. The average grade of the resource at cutoff has generally decreased, due to the expansion of resource into areas of somewhat lower grade than the core of the deposit. A portion of the resource increase is also due to the extension of the model from 1100 meters to 1000 meters maximum depth.

19.1.1 SAMPLE DATABASE

The sample database for the resource estimation is maintained in industry-standard Gemcom software. Geologic information is hand-keyed from drillhole logs, while assay data are acquired and entered electronically. The database has been extensively reviewed, both by Minefinders personnel as well as by independent engineering firms, and has been uniformly considered appropriate for resource estimation. (PAH 2002, RPA 2004)

Drill and Underground data are used for estimation of block grades. Drill, underground, and surface data were all used to guide the geologic interpretation, and surface data were included for assigning resource classifications.

The Drill Database comprises information from 218 RC and 444 core holes.

Table 19.1 – Summary of Drilling and Underground Data

RC Holes	218
RC Water Monitoring Holes	4
Twinned by Core (R33, R67)	2
Core Holes	444
Geotechnical Holes (generally no geochem data)	13
PQ Geotechnical Holes (no geochem data)	5
Condemnation Holes (included in the model)	23
Lost Holes (135B)	1
Re-Assayed & Replaced (168B)	1
Removed due to questionable data (169)	1
Underground Data:	532 samples from 5 major workings 222 samples are within HG and LG zones.

19.1.2 COMPOSITING

Drill data are composited in 2 meter intervals, starting from the toe of the drillhole. Composites composed entirely of void space (as in intersected mine workings or other

underground openings) are not assigned grade.

Underground data are not composited, as they are typically 2-meter sample lengths and the structure of the data file makes the information more representative without compositing.

Table 19.2: Composite Statistics:

	HG Zone	LG Zone
Number of Au Composites	6,035	13,306
Minimum Comp Au Grade (ppb)	0	0
Maximum Comp Au Grade (ppb)	30,000 [1]	29,605
Mean Composite Au Grade (ppb)	1,661 [1]	341
Median Composite Au Grade (ppb)	800	212
Log Variance	1.84 [1]	3.07
CV	1.902 [1]	1.887
Stdev	3160 [1]	643
Number of Ag Composites	6,078	13,348
Minimum Comp Ag Grade (ppm)	0	0
Max Comp Ag Grade (ppm)	1,000 [1]	1,000 [1]
Mean Composite Ag Grade (ppm)	72.5 [1]	18.7 [1]
Median Composite Ag Grade (ppm)	38.0	11.0
Log Variance	4.164 [1]	3.31 [1]
CV	1.622 [1]	1.571 [1]
Stdev	117.6 [1]	29.4 [1]

[1] after capping has been applied.

Log normalized cumulative frequency, histogram, and probability plots of the composite data are presented in Appendix A.

19.1.3 CAPPING OF HIGH GRADES

Gold composite grades are capped at 30 gpt and silver composites are capped at 1000 gpt prior to grade estimation. These capping grades are consistent with those in the previous 43-101 resource reports by PAH and RPA.

19.1.4 GOLD EQUIVALENCE

Gold equivalent grades are used for solids modeling and for application of cutoff grades for reporting of resources. A 75:1 gold to silver value ratio has been maintained for several generations of resource reports on the project, according to the following formula.

$$AuEq = (Au * \$300/oz * 87.5\% rec) / (Ag * \$5.00/oz * 70\% rec)$$

Obviously, this formula is wholly dependent on both relative metals recoveries and on gold and silver prices, and would vary depending on alteration, due to variability of metals recoveries for different alteration types. However, the 75:1 ratio has been maintained to allow direct comparison of various generations of block models. Current metals prices and weighted average leach recoveries would give an average 79:1 gold-equivalent ratio as follows:

AuEq = (Au * $600/oz * 74% rec) / (Ag * $11.00/oz * 51% rec)

19.1.5 GEOSTATISTICS

Independent engineering firms have extensively reviewed the variography for the Dolores deposit. Geostatistics is a tool which defines a range at which pairs of samples can be shown to be statistically related, and thus is used as an indicator to support the ranges used for estimation of grades and to define appropriate ranges for assignment of resource classification.

For grade estimation, we are using ranges which correspond to the range of log variograms for all mineralized data. These ranges are consistent with the observed scale of local structural control for the deposit.

Figure 19.1: Log Semi-Variogram 330°, Gold Composites, Dolores Project.



3D Semi-variogram 3
Gold Composites
2.672
1.781
0.891
0
Gamma (H)
1) Nugget Effect(1.17)
2) Exponential(76.21, 1.48)
0
38
75
113
150
188
225
263
300
338
375
Range [m]
Software By Gemcom

Figure 19.2: Log Semi-Variogram 80° dip, Gold Composites, Dolores Project.


3D Semi-variogram 7
Gold Composites
1) Nugget Effect(1.07)
2) Exponential(49.88, 1.68)
Gamma (H)
3.065
2.043
1.022
0
0
38
75
113
150
188
225
263
300
338
375
Range [m]

Figure 19.3: Log Semi-Variogram Strike, Gold Composites, Dolores Project.


3D Semi-variogram 9
Gold Composites
1) Nugget Effect(0.90)
2) Exponential(32.34, 1.98)
Gamma (H)
3.057
2.038
1.019
0
0
38
75
113
150
188
225
263
300
338
375
Range [m]

PAH (PAH 2002) recommended the use of high grade indicator variography to assign ranges for determination of resource classification, on the assumption that the continuity of high-grade mineralization is of critical importance to the overall continuity and local accuracy of the deposit. Based on their variography review, PAH recommended ranges of 40 meters along strike, 35 meters down dip, and 30 meters across strike be used for classification of indicated material, with half those ranges for measured material. RPA (RPA 2004) was of the opinion that the down dip range may be slightly understated. Updated variography that includes the additional drill data gives slightly longer ranges down dip than was previously used. The PAH ranges are maintained for the sake of consistency.

Note: Short range variograms parallel to strike are more difficult to interpret than down-dip variograms for Dolores because most of the drilling is parallel to strike, which gives relatively few available data pairs at short range within the data set. The very large numbers of sample pairs available downdip give a much smoother variogram.

Figure 19.4: Indicator (Au 1.0 gpt) Semi-Variogram 330°, Gold Comps, Dolores.



3D Semi-variogram 4
0.168
0.112
0.056
0
Gamma (H)
1) Nugget Effect(0.07)
2) Spherical(39.54, 0.08)
0
15
30
45
60
75
90
105
120
135
150
Range [m]
Software By Gemcom

Figure 19.5: Indicator (1.0 gpt) Semi-Variogram 80° dip, Gold Comps, Dolores.


3D Semi-variogram 7
Gamma (H)
0.161
0.107
0.054
0
0
15
30
45
60
75
90
105
120
135
150
Range [m]
1) Nugget Effect(0.11)
#
Software By Gemcom

Figure 19.6: Indicator (1.0 gpt) Semi-Variogram, Strike, Gold Comps, Dolores.


3D Semi-variogram 9
Gamma (H)
0.153
0.102
0.051
0
0
15
30
45
60
75
90
105
120
135
150
Range [m]
1) Nugget Effect(0.05)
2) Spherical(29.19, 0.09)
#
Software By Gemcom

19.1.6 SOLID MODELS

Solid models for the Dolores deposit are based on structural interpretation and gold and silver mineralization. Gold and silver grades are controlled by structural zones, which concentrate quartz veining, alteration, and mineralization. The overall trend of the structural zone strikes at 330°, with dips ranging from steeply east dipping to steeply west dipping. Primary faults are generally dipping –75°W, with conjugate shear zones generally steeply east dipping. Continuity of discrete structures an be demonstrated for tens to hundreds of meters along strike and up and down dip. However, the structural system, with its multiple subparallel structures, splays, conjugate shears, and post-mineral fault offsets, is complex and would be difficult to model with conventional wireframes.

To accommodate the complex geometry, a series of "extruded" models were used as an alternative to a more conventional set of wireframes. These models are generated by creating sectional and level plan polylines of the mineralized zones, and balancing the interpretation of the zones between section and plan. The plan polylines, at 10 meter vertical spacing, were then extruded vertically to create a stack of solid slices of the model. This technique introduces some minor edge effects at the solids boundaries, however, these edge effects are unbiased and are mitigated by the relatively small 10-meter (2 block) vertical extrusion.

Two sets of solids were generated, the 'high grade zone' for highly mineralized structural zones, and the 'low grade zone' for the less mineralized structural and alteration halo surrounding the highly mineralized zones. Nominal cutoffs of 0.20 g/t AuEq for the low-grade zones and 1.0 g/t AuEq for the high grade zones are used. However, material above or below these nominal cutoffs is included within zones in order to preserve geologic continuity. Minimum widths of 5 meters and 10 meters are used for the high-grade and low-grade zones respectively. Zones are extrapolated toward surface where drill data indicated or where surface sampling confirmed the mineralization at surface. Zones are generally extrapolated down-dip on the order of 100 meters. (Calculation and resource classification searches further constrain the projection of data down dip.)

The grade shells are interpreted on 25 m sections, and 10 m level plans. Individual structures are considered to be continuous enough to model if they can be traced for three consecutive sections and three drillholes. If not, they are left as isolated intercepts. The interpretations are refined by comparison and iterative adjustment of both plan and section views. Grade envelopes are interpreted for high and low-grade zones as well as lower grade "holes" within the zones.

Drillhole and channel composites are assigned integer codes according to whether they occur within the high grade zone, low grade zone, or outside the zones. High-grade zone composites are assigned a code of 1000, while low-grade zone composites are assigned 100. All other composites were assigned as waste (code 10).

Extruded solid models are used to assign rock codes to the block model. The codes are assigned in the following order:

1) Rock code 100 assigned to blocks at 50% within low-grade solids.
2) Rock code 1000 assigned to blocks at least 50% within high-grade solids.
3) Blocks with at least 51% contained volume in a "hole" in the high-grade zones would be assigned 100 (i.e. low-grade). (there are currently no 'high grade hole' solids in the solids model)
4) Blocks with at least 51% in a "hole" in the low-grade were tagged as waste (10).

This solids modeling approach, has been reviewed by PAH (PAH 2002) and RPA (RPA 2004) and has been considered to be reasonable and appropriate.

19.1.7 BLOCK MODEL

The block model was constructed in Gemcom. The model geometry has been extended for this resource estimation, in order to include new drill data located at depth below the previous 1100-meter bottom elevation of the model.

Table 19.3: Block Model Geometry

Origin (Southwest corner, Project coordinate system.)	
Easting	50,336
Northing	50,597
Top Elevation	1,800
Block Dimensions	
X (Across Strike)	3 meters
Y (Along Strike)	10 meters
Z (Vertical)	5 meters
Block Model Dimensions	
Columns	500
Rows	350
Levels	160
Model Dimensions (meters)	
X (Across Strike)	1,500
Y (Along Strike)	3,500
Z (Vertical)	800

The model is rotated 30° counterclockwise around the Z axis at the origin to align it with the principal strike of the structural zone.

19.1.8 GRADE ESTIMATION METHODOLOGY

Block grades are estimated for gold and silver based on and Inverse Distance to the 5th Power (ID5) interpolation of the anisotropically nearest composites. A minimum of 3 and a maximum of 8 composites are used to contribute data to the estimation of grade for a given block with a maximum of 2 composites per hole. The composites per hole limitation serves to reduce downhole averaging of data and requires the presence of 2 drillholes within the calculation ellipse for estimation of grade into a block. The ID5 estimation produces a block model with locally high variability of grade, consistent with the grade distribution found in the drilling. This estimation technique was found to be reasonable and consistent for this deposit by PAH (PAH 2002) and RPA (RPA 2004).

Table 19.4: Block Model Statistics (All Estimated Blocks):

	HG Zone	LG Zone
Number of Blocks	109,589	360,520
Number of Au Composites	6,035	13,306
Number of Ag Composites	6,078	13,348
Blocks per Composite	18.2	27.1
Minimum Comp Au Grade	0	0
Maximum Comp Au Grade	30,000 [1]	29,605
Mean Composite Au Grade	1,661 [1]	341
Mean Block Au Grade	1,657	372
Minimum Comp Ag Grade	0	0
Max Comp Ag Grade	1,000 [1]	1,000 [1]
Mean Composite Ag Grade	72.5 [1]	18.7 [1]
Mean Block Ag Grade	75.0	18.6

[1] after capping has been applied.

19.1.9 BULK DENSITY

Bulk density estimates for the blocks were based on approximately 250 tests conducted on drill core using the water immersion method. The tests were primarily latite and andesite rock units, which comprise the principal hosts for the deposit. Average density for the latite is 2.52 t/m3 and for the andesite is 2.58 t/m3. The average abundance of the latite host in the deposit is 40% versus 60% for andesite. An average density of 2.55 t/m3 is assigned to all blocks based the relative proportion of host rock lithologies. RPA considers the method used to derive the bulk density, and the application of the density to tonnage estimation to be reasonable and appropriate. (RPA 2004)

19.1.10 BLOCK MODEL VALIDATION

The block model has been carefully reviewed to be sure that block grade estimation is

consistent with the local composite grades. The block model shows high local variability of grade, consistent with local variability of block and composite grades.

A comparison of block grade distribution with composite grade distribution shows the block grade distribution to be somewhat more smooth than the composite grade distribution as predicted by the volume variance relationship. The block and composite grade distributions are unbiased.

Figure 19.7: Plot of Silver Composite Grades (Orange) vs. Block grades (Blue)



LOG Normal Histogram
706
565
424
282
141
0
Frequency Count
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value

Figure 19.8: Plot of Gold Composite Grades (Yellow) vs. Block grades (Blue)



LOG Normal Histogram
813
650
488
325
163
0
Frequency Count
1.000
10.000
100.000
1000.000
10000.000
100000.000
Real Value
Software By Gemcom

19.1.11 MINED-OUT VOLUMES

A total of 372,000 short tons of relatively high grade ore was mined from the underground workings at Dolores in the early part of the 20th century. The grade of this material is estimated to have been 9.8 g/t Au and 563 g/t Ag. Voids are commonly encountered in the drilling, and much of the mined volumes remain unsurveyed. In RPA's opinion, the mined volume constitutes such a small tonnage relative to the overall resource as to be inconsequential to the estimate. What is more important, from an operational point of view is to establish the locations of the voids so that they do not pose a safety hazard for personnel and equipment in the pit. Minefinders plans to carry out surveys of the mined volumes, and RPA considers this to be an appropriate course of action. (RPA 2004)

19.1.12 CLASSIFICATION

Mineral Resources have been classified according to the definitions in the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines, as incorporated in National Instrument 43-101. Resource blocks are classed as Measured, Indicated, or Inferred, depending on the confidence level of the estimate.

The criterion used for applying the classification was the anisotropic distance to the nearest composite. Anisotropic distances are proportional to the search ellipsoid and can

vary depending on direction to the composite. In general, the distance criterion is approximately equal to the semi-major axis of the search ellipsoid used to capture the sample composites. For Dolores, blocks within approximately 17.5 m of the nearest composite were assigned to the measured category. Indicated blocks are those between 17.5 and 35 m from a composite, while Inferred blocks are between 35 and 90 m from the nearest composite. These distances were derived from the variography discussed in the section of this report entitled Geostatistics. Surface samples were included in the database for the purpose of classification. The surface samples were not used in the grade interpolation but were used for geological interpretation and, as such, contribute to the local confidence level of the estimate. The mineral classification criterion were developed by PAH (PAH 2002). RPA expressed the opinion that the method used to classify Mineral Resources at Dolores is reasonable. (RPA 2004)

19.1.13 CUT-OFF GRADE

Cut-off grades for evaluation of resource at Dolores depend on several factors, including metals prices, mining and processing costs, and recoveries. Minefinders has always presented resource tabulations at several cutoff grades because it enables us to consider the effects of changes in process, mining cutoff, etc. on the overall resource. The 2006 KCA study introduced several changes in the predicted economics of the Dolores project, including changes in metals prices, process costs and recoveries, which will have an impact on the mining cutoff grades for the Dolores deposit.

PAH indicated that 300 ppb AuEq was an appropriate cutoff grade for reporting of total resources for Dolores based on cost and price parameters in place at that time.

$$\text{AuEq cutoff grade} = \frac{\text{Process cost (net of mining cost)}}{(\text{Au Grade} * \text{Au Recovery}) + (\text{Ag Grade} * \text{Ag Recovery})}$$

Since gold and silver prices and recoveries are included in the calculation of gold-equivalent, this can be simplified as:

$$\text{Aueq cutoff grade} = \frac{\text{Process cost (net of mining cost)}}{\text{Aueq price} * \text{Au Recovery}}$$

Using $500 gold and a 75:1 Aueq Ratio, and KCA assumptions of $3.43/tonne for process cost + G&A (KCA 2006), this gives a nominal internal Aueq Cutoff grade of 317 ppb, which is consistent with the conclusions presented by RPA. Actual mining cutoff grades might end up higher or lower, but it is certainly consistent to report resource at these cutoffs.

19.1.14 MINERAL RESOURCES REPORT

Table 19.5: Resource Tabulation

Measured Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	2,460	6.26	494,000	234.9	18,539,000	9.39
4.0	3,470	5.20	580,000	205.9	22,994,000	7.94
3.0	5,570	4.02	720,000	167.0	29,903,000	6.24
2.0	10,640	2.80	959,000	121.6	41,577,000	4.42
1.0	24,220	1.69	1,317,000	78.6	61,213,000	2.74
0.5	45,020	1.09	1,580,000	52.8	76,361,000	1.79
0.4	53,500	0.96	1,649,000	46.7	80,407,000	1.58
0.3	61,660	0.86	1,702,000	42.1	83,361,000	1.41

Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	1,650	5.84	310,000	200.6	10,651,000	8.52
4.0	2,430	4.83	378,000	178.9	13,994,000	7.22
3.0	4,070	3.73	487,000	147.5	19,300,000	5.69
2.0	8,270	2.57	685,000	109.0	29,003,000	4.02
1.0	18,980	1.59	970,000	72.8	44,430,000	2.56
0.5	39,370	0.97	1,228,000	46.2	58,461,000	1.59
0.4	48,440	0.84	1,304,000	40.2	62,593,000	1.37
0.3	56,750	0.75	1,360,000	35.9	65,479,000	1.22

Measured and Indicated Resources

Cut-off Grade* (gpt Aueq)	Tonnes (000s)	Gold Grade gpt Au	Contained Gold (ounces)	Silver Grade gpt Ag	Contained Silver (ounces)	Average Grade** (gpt Aueq)
5.0	4,100	6.09	804,000	221.1	29,190,000	9.04
4.0	5,900	5.05	958,000	194.8	36,988,000	7.64
3.0	9,600	3.90	1,207,000	158.8	49,203,000	6.01
2.0	18,900	2.70	1,644,000	116.1	70,580,000	4.25
1.0	43,200	1.65	2,287,000	76.1	105,642,000	2.66
0.5	84,400	1.04	2,808,000	49.7	134,823,000	1.70
0.4	101,900	0.90	2,953,000	43.6	143,000,000	1.48
0.3	118,400	0.80	3,061,000	39.1	148,840,000	1.33

Inferred Resources

Cut-off Grade*	Tonnes	Gold Grade	Contained Gold	Silver Grade	Contained Silver	AuEq Grade**

(gpt Aueq)	(000s)	gpt Au	(ounces)	gpt Ag	(ounces)	(gpt Aueq)
5.0	400	5.15	64,000	124.5	1,552,000	6.81
4.0	700	4.25	97,000	109.7	2,496,000	5.71
3.0	1,400	3.33	152,000	93.1	4,246,000	4.57
2.0	3,100	2.44	245,000	72.3	7,258,000	3.40
1.0	8,900	1.41	402,000	50.5	14,391,000	2.08
0.5	22,000	0.82	575,000	32.9	23,252,000	1.25
0.4	27,600	0.70	624,000	28.9	25,699,000	1.09
0.3	33,800	0.61	667,000	25.5	27,730,000	0.95

*grams per tonne Aueq grade based on historical 75:1 gold to silver value ratio.
**grams per tonne Aueq based on updated 75:1 gold to silver value.

19.2 MINERAL RESERVES ESTIMATE

Proven and Probably reserves for the Dolores deposit, contained within and engineered pit design, were stated in the KCA Technical Report, April 11, 2006. These reserves were generated prior to the completion of the current resource model. It is intended that the reserves will be updated with the results of this resource estimation, which is expected to have a net positive impact on project economics.

Minefinders tabulated the resource contained within the KCA pit shell for comparison with the October 2004 resource within the same pit shell. The change in material and grade at various cutoffs are presented in order to show the relative impact of the change in resource on the pit shell. Updated reserves using this data should show changes of a similar magnitude.

Table 19.6 – Percent change in in-pit resource.

Cutoff	Tonnes	Gold		Silver		Aueq75	
Aueq (gpt)	%Tonnes	% Grade	%Ounces	%Grade	%Ounces	%Grade	%Ounces
5.0	2.5%	-1.3%	1.3%	1.6%	4.2%	-0.3%	2.3%
4.0	2.9%	-1.4%	1.5%	1.5%	4.4%	-0.4%	2.6%
3.0	3.6%	-1.9%	1.5%	1.8%	5.4%	-0.6%	3.0%
2.0	3.9%	-1.8%	2.0%	1.6%	5.6%	-0.5%	3.4%
1.0	3.4%	-1.8%	1.5%	1.5%	4.9%	-0.5%	2.9%
0.5	11.0%	-6.4%	3.8%	-2.3%	8.5%	-4.7%	5.8%
0.4	10.5%	-5.9%	4.0%	-1.8%	8.5%	-4.2%	5.9%
0.3	7.8%	-3.7%	3.7%	0.0%	7.8%	-2.2%	5.4%

At a 0.4 cutoff grade, the updated resource includes 10.5% more tonnes containing 5.9% more metal than the October 2004 model. The grade decrease is assumed to be a result of the additional tonneage having a lower average grade than the average in-pit resource from the October 2004 model. The net impact of this change in in-pit resource is expected to be entirely positive.

For the purpose of preparing the block model for open pit planning and reserves

estimation, grade has been estimated into waste blocks within 35 meters of composites used for reserves tagging. Waste block grades are calculated based only on waste zone composites, with the same search and capping parameters and as are used for calculation of ore zone blocks. The additional resource generated is tabulated below for informational purposes, but is not included in the announced resource, nor in the resource tables above.

20.0 OTHER RELEVANT DATA AND INFORMATION

Minefinders believes that all applicable data and information relative to the April 2006 Dolores resource estimation have been included in this report.

21.0 INTERPRETATION AND CONCLUSIONS

The April 2006 resource estimate adds 18.4 million tonnes (18.4%) to the measured and indicated category and 5.7 million tonnes (20.4%) to the inferred category. They include increases in the measured and indicated resources found within the engineered pit used in the Dolores bankable feasibility study, and should further enhance the economics of the project.

22.0 RECOMMENDATIONS

The April 2006 updated resource report includes all available data to date as well as the best available solids model interpretation of deposit geometry for Dolores and represents the current state of the art for the deposit resource model. Ongoing engineering efforts for the Dolores project should incorporate the results of this report and the associated block models for future mine planning and economic analyses of the project.

Additional drilling is recommended for areas of mineralization outside the previously planned open pit, in order to better understand the scope and geometry of these mineralized zones. As data become available, a new resource calculation should be performed to include additional information and solids interpretation for these zones.

23.0 REFERENCES

Pincock Allen & Holt, (August 2002): Audit of Resources at the Dolores Gold-Silver Project, Chihuahua, Mexico; Unpublished Report for Minefinders Corporation Ltd.

MRDI Canada, (October 30, 1998): Dolores Scoping Study: Unpublished Report for Minefinders Corporation Ltd.

Kappes, Cassiday & Associates (April 11, 2006): Technical Report for the Dolores Heap Leach Project in Mexico; 43-101 compliant report for Minefinders Corporation Ltd.

Roscoe Postle Associates Inc, (November 16, 2004): Technical Report on the Mineral Resources Estimate for the Dolores Property, Mexico; 43-101 compliant report prepared for Minefinders Corporation Ltd.

M3 Engineering, Inc, (July 27, 2005); NI 43-101 Technical Report for Dolores Project, Chihuahua; 43-101 compliant report prepared for Minefinders Corporation Ltd.

24.0 DATE AND SIGNATURE

The effective date of this Technical Report is June 9, 2006.

"Mark H. Bailey"
Mark H. Bailey, M.Sc., P.Geo

Appendix A: Composite Histograms and Probability Plots

Gold, Real value in PPB, HG & LG zone composites.



LOG Normal Cumulative Frequency Plot
Cumulative Frequency Count
18997
15198
11398
7599
3799
0
1.000
10.000
100.000
1000.000
10000.000
100000.000
Real Value

Silver, Real value in ppm, HG & LG zone composites.



LOG Normal Cumulative Frequency Plot
Cumulative Frequency Count
18999
15199
11399
7600
3800
0
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value

Gold, Real value in PPB, HG & LG zone composites.


LOG Normal Probability Plot
100.00
99.74
91.28
50.00
8.72
0.26
Probability
1.000
10.000
100.000
1000.000
10000.000
100000.000
Real Value
Software By Gemcom

Silver, Real value in ppm, HG & LG zone composites.


LOG Normal Probability Plot
100.00
99.74
91.28
50.00
8.72
0.26
Probability
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value
Software By Gemcom

Gold, Real value in PPB, HG & LG zone composites.



LOG Normal Histogram
Frequency Count
813
650
488
325
163
0
1.000
10.000
100.000
1000.000
10000.000
100000.000
Real Value

Silver, Real value in ppm, HG & LG zone composites.



LOG Normal Histogram
Frequency Count
706
565
424
282
141
0
0.100
1.000
10.000
100.000
1000.000
10000.000
Real Value

Appendix B: Variography

All Gold Composites, Along Strike



3D Semi-variogram 3
Gold Composites
2.672
1.781
0.891
0
Gamma (H)
1) Nugget Effect(1.17)
2) Exponential(76.21, 1.48)
0
38
75
113
150
188
225
263
300
338
375
Range [m]
Software By Gemcom

All Gold Composites, Down Dip



3D Semi-variogram 7
Gold Composites
3.065
2.043
1.022
0
Gamma (H)
1) Nugget Effect(1.07)
2) Exponential(49.88, 1.68)
0
38
75
113
150
188
225
263
300
338
375
Range [m]
Software By Gemcom

All Gold Composites, Across Strike


3D Semi-variogram 9
Gold Composites
3.057
2.038
1.019
0
Gamma (H)
0
38
75
113
150
188
225
263
300
338
375
Range [m]
1) Nugget Effect(0.90)
2) Exponential(32.34, 1.98)
#
Software By Gemcom

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Along Strike.


3D Semi-variogram 4
0.168
0.112
0.056
0
Gamma (H)
0
15
30
45
60
75
90
105
120
135
150
Range [m]
1) Nugget Effect(0.07)
2) Spherical(39.54, 0.08)
#
Software By Gemcom

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Down Dip.


3D Semi-variogram 7
0.161
0.107
0.054
0
Gamma (H)
0
15
30
45
60
75
90
105
120
135
150
Range [m]
1) Nugget Effect(0.11)
#
Software By Gemcom

HG & LG Gold Composites, Indicator Variogram at 1.0 gpt cutoff, Across Strike.


3D Semi-variogram 9
0.153
0.102
0.051
0
Gamma (H)
0
15
30
45
60
75
90
105
120
135
150
Range [m]
1) Nugget Effect(0.05)
2) Spherical(29.19, 0.09)
#
Software By Gemcom



LOCATION MAP
DOLORES PROJECT
CHIHUAHUA MEXICO
USA
Mexicali
Nogales
Hermosillo
Chihuahua
DOLORES
Sierra Madre Trend
Hosting more than
40 MILLION OUNCES GOLD
and more than
2 BILLION OUNCES SILVER
Mulatos
Moris
Ocampo
MEXICO
Gulf of California
Guitarra
Cieneguita
Batopilas
El Sauzal
PACIFIC OCEAN
Culiacan
Cienega
Durango
La Paz
Tayoltita
Bacis
Zacatecas
Gold Camp
Major City
North
0 Scale 250 km


N
730000mE
740000mE
3220000mN
3210000mN
3200000mN
Concessions Inside Dolores
Silvia T-201857
Ampl. Real Cananea T-184984
San Judas Tadeo T-184983
Real Cananea Uno T-184982
Real Cananea Dos T-184986
Real Cananea T-184981
Ampl. Real Cananea Uno T-184985
Total of 4785.576 Has.
PPD Dolores
PPD Huizopa
3,200,616.295 mN
734,873.040 mE
Dolores
LEGEND
Dolores resource area
Surface Gold Anomaly
Concessions under option
Minefinder concessions
0
2 km
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Concession Map


N
29°30'
0 5 10
Kilometres
108°30'
108°00'
29°00'
SONORA
GUAYNOPA
LAS VARAS
P. DEL TORO
PRESON DEL TORO
NICOLAS BRAVO
NUEVA MADERA
MADERA
TRES OJITOS
LA CONCHA
DOLORES
HUIZOPA
TEMOSACHIC
DOLORES PROJECT
LEGEND
Quaternary
Qal Alluvial Deposits
TQb Basalt & interbedded sediments
Tertiary
Tsc Tectonic deposits
Tmv Rhyolite & Dacites
Tiv Volcanics & Volcaniclastics
Tigi Intrusive granitic rocks
Cretaceous
Kim Calcareous Marine Sediments Chihuahua Group
Kiv Andesitic volcanic / sedimentary sequence
Geological Contact
Normal Fault
Fracture Zone
Town
Mine / Showing
Road
Secondary Road
Railway
Creek / River
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Regional Geology



N
LEGEND
PRIMARY LITHOLOGY
Post-Mineral Volcanics
Latite Pyroclastics
Breccia Pipe
Latite Intrusives
Diorite Intrusive
Andesite Volcanics
ALTERATION TYPES
Brecciation
Silicification
Argylization
AREA OF MAIN DRILLING
0
500m
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Property Geology



Baucarit
Upper Volcanic Series
Lower Volcanic Series
DISCONFORMITY
UNCONFORMITY
~1 m.y.
~5 m.y.
~22 m.y.
~27 m.y.
~35 m.y.
~46 m.y.
Baucarit Formation:
Conglomeratic Basin Fill material with Basalt flow interbeds
Basalt Flows
intercalated with felsic ash and tuff
Upper Volcanic Series:
Felsic Volcaniclastics & Flows: Latitic to Rhyolitic Ignimbrites, Variable from welded to non-welded
Lower Volcanic Series:
Non-welded Latite Tuff Breccias & Flows
Andesitic Volcanics
Latite Intrusive
Dikes Sills & Domes
Andesite Porphyry Intrusive
Primarily Dikes
Gradational contacts with Latite Intrusive
Diorite Intrusive
Minefinders Corporation Ltd.
Dolores Project
MEXICO
Stratigraphic Column



Minefinders Corporation Ltd.
Dolores Project
MEXICO
Drill Hole Locations
April 2006 Resource
0
250m
N
N
53500.00 Y
53000.00 Y
52500.00 Y
52000.00 Y
51500.00 Y
49500.00 X
50000.00 X
50500.00 X
51000.00 X


53400.0 Y
53300.0 Y
53200.0 Y
53100.0 Y
53000.0 Y
52900.0 Y
52800.0 Y
52700.0 Y
52600.0 Y
52500.0 Y
52400.0 Y
52300.0 Y
52200.0 Y
52100.0 Y
49700.0 X
49800.0 X
49900.0 X
50000.0 X
50100.0 X
50200.0 X
50300.0 X
50400.0 X
50500.0 X
Plan View = 1450_X
UNITS : METRES DATE: 08/06/12 TIME: 15.54.21


Section = 1575D4
Dolores Project, Chihuahua, MX
Measured and Indicated Resource Blocks
with Drill Hole Trace
UNITS : METRES DATE: 06/06/12 TIME: 16:16:05
1700.0 Z
1600.0 Z
1500.0 Z
1400.0 Z
1300.0 Z
1200.0 Z
200.0 X
300.0 X
400.0 X
500.0 X
600.0 X
700.0 X
800.0 X
4960.0 E
5330.0 N
5360.0 N
5000.0 E

CERTIFICATE OF QUALIFIED PERSON

As a qualified person responsible for the report titled "Technical Report on the Mineral Resource Estimate for the Dolores Property, Chihuahua, Mexico" dated June 9, 2006 (the "Technical Report") to which this certificate applies, I, Mark H. Bailey, do hereby certify that:

1. I am the President, Chief Executive Officer and a director of Minefinders Corporation Ltd. (the "Issuer") of 2288 - 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3.

2. I graduated with a M.Sc. in Geology from Oregon State University 1979. I graduated with a B.Sc. in Geology from the University of Washington 1976.

3. I am a registered professional geologist in good standing in the state of Washington, License #1286 and a member of the Society of Economic Geologists, the Geological Society of America, the Northwest Mining Association and the Prospectors and Developers Association.

4. I have been active since April 1976 as a working geologist in the minerals exploration business. I was a senior exploration geologist with Exxon for eight years from 1976 through September 1984. I have been a practicing consulting geologist since 1984 and held senior positions with several international exploration companies. I have been the President and Chief Executive Officer of the Issuer since July, 1995.

5. My most recent personal inspection of the Dolores Property will be on June 14, 2006 and will last two to three days. Prior to this visit, I was on the Dolores Property on several occasions in 2005, the last being in November for a period of three days.

6. I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

7. I am responsible for all of the sections of the Technical Report.

8. I have read NI 43-101 and Form 43-101F1, and certify that the sections of the Technical Report for which I am responsible as a qualified person have been prepared in compliance with that instrument and form. I further certify that as of the date of this certificate, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

9. I am not independent of the Issuer as described in section 1.4 of NI 43-101 by virtue of the fact that I am the President, Chief Executive Officer and a director of the Issuer.

10. I have extensive prior involvement with the property that is the subject of the Technical Report.

11. I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including

electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 12th Day of June, 2006.

"Mark H. Bailey"
Mark H. Bailey